Via Facsimile and U.S. Mail
Mail Stop 4720

November 12, 2009

Colin Goddard, Ph.D.
Chief Executive Officer
OSI Pharmaceuticals, Inc.
41 Pinelawn Road
Melville, New York 11747

      Re: **OSI Pharmaceuticals, Inc.**
           Form 10-K for the Fiscal Year Ended December 31, 2008
           Filed February 27, 2009
           DEF 14A filed April 29, 2009
           File No. 000-15190

Dear Dr. Goddard:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director